

12006858

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 09/05/12	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone)
(913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Exchange, Inc. (Title) (212) 378-8523 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 09/05/12 (MM/DD/YY) BATS Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 5th day of September (Month), 2012 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03-27-2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant or subscriber of the entity.**
3. **Any other similar materials.**

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice, Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. Competitive Liquidity Provider Registration Application
6. User Agreement Addendum to Permit Volume Attribution
7. Sponsored Access Information, Sponsoring Member Consent and Sponsored Participant Agreement
8. Service Bureau Information, Service Bureau Port Fee Agreement and Service Bureau Agreement
9. Exchange Data Vendor Agreement
10. Addendum to User Agreement and Exchange Data Vendor Agreement to Receive BATS MTF Market Data
11. Addendum to Exchange Data Vendor Agreement to Receive Fee-Based Data Products
12. Addendum to Exchange Data Vendor Agreement for Academic Use of BATS Historical Data
13. Extranet Agreement
14. Options Member Application, Options Member Agreement, Options Member Letter of Guarantee, Options Self Clearing Member Letter of Guarantee
15. Options Market Maker Application
16. Addendum to User Agreement and Exchange Data Vendor Agreement to Receive BATS Options Data
17. Addendum to Extranet Data Redistribution Agreement to Redistribute BATS Options Data

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

BATS Exchange, Inc.
Membership Application and Agreements

In order to join BATS Exchange, Inc., an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: BATS Exchange, Inc. Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

MEMBERSHIP CHECKLIST
☐ Membership Application (pages 2-5)
☐ Statutory Disqualification Notice (page 6)
☐ Clearing Letter of Guarantee (only if you are not self-clearing) (page 7)
☐ User Agreement (pages 8-13)
☐ Routing Agreement (pages 14-17)
☐ Three Party Service Bureau Agreement, if applicable (page 18)
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all Authorized Traders the Applicant will be registering with BATS Exchange, including the CRD # for each

Note: All application materials sent to BATS Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@batstrading.com or 913-815-7002. In addition, please refer to the Exchange's website at www.batstrading.com for additional information regarding the membership process.

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

COMPLIANCE CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TRADING CONTACT		SUPERVISOR OF AUTHORIZED TRADERS	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ______________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ NYSE Amex (AMEX)
- ☐ NASDAQ BX (BX)
- ☐ DirectEdge (EDGA)
- ☐ DirectEdge (EDGX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ Chicago Stock Exchange (CHX)
- ☐ National Stock Exchange (NSX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NASDAQ (NQX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NASDAQ PHLX (PHLX)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ International Securities Exchange (ISE)

Name of Applicant's Designated Examining Authority (DEA): ____________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ____________________

FINRA: ____________________

Other: ____________________ Name of regulator: ____________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ____________________

Amounts of coverage: ____________________

Effective date of the bond: ____________________

AML COMPLIANCE OFFICER

Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.

Name:	Title:	
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION

The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

(3) The exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

____
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor

____
Date

____
Print Name

____
Title

BATS Exchange, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), BATS Exchange, Inc. ("Exchange") may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ **Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.**

☐ **Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.***

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	______________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________
Print Name	Title

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ______________________________ ("Member") as a member of BATS Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Print Name/Title

____
Date

BATS Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. **Clearly Erroneous Trade Policy.** User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. **Corporate Names; Proprietary Rights.** Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. **Fees.** By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. **DISCLAIMER OF WARRANTY.** THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON

FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. **Indemnification by User.** User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. **Indemnification by Exchange.** Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. **Termination.** User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. **Acknowledgement of SRO Obligations.** Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect

investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. **Assignment.** User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. **Amendment.** Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24

(Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:___________________________
Printed Name:________________________
Title:_______________________________
Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ________________________

BATS Exchange, Inc.

Signature:___________________________
Printed Name:________________________
Title:_______________________________
Date: _______________________________

Provided that User is a Member or Sponsored Participant of a Member of BATS Exchange, Inc. ("Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term Of Agreement.** This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. **Indemnification by BATS Trading.** BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING

WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment.** User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure.** Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. **Amendment.** BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by

providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:____________________________

Signature:__________________________

Printed Name:________________________

Title:______________________________

Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ________________________

BATS Trading, Inc.

Signature:__________________________

Printed Name:________________________

Title:______________________________

Date: _____________________________

BATS Exchange, Inc.
Market Maker Registration Application

Broker-Dealers applying to become Market Makers registered with BATS Exchange, Inc. ("BATS" or the "Exchange") must complete the following application. The Exchange may require additional information from any applicant prior to determining whether to register such applicant as a Market Maker.

Completed applications can be sent by email to membershipservices@batstrading.com, by fax to 913.815.7119 or mail to: BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive Suite 120, Lenexa, KS 66214.

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:
Name of Applicant Broker-Dealer:	
Address:	
MPID(s) to be used:	

NET CAPITAL

Excess Net Capital Amount: ______________________ As of Date: ______________

☐ Most recent Quarterly FOCUS Report enclosed

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: __________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Investment Banking ☐ Dealer/Specialist

☐ Options Market Maker ☐ Other: ______________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a MMAT, as defined in BATS Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7)[1]. Complete as many forms of this page as necessary.

Name: ______________________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

Name: ______________________________ CRD #: ______________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ______________________________ Phone Number: ______________

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the Series 7 requirement.

BATS Exchange, Inc.
Competitive Liquidity Provider Registration Application

Any currently approved BATS Exchange Market Maker on BATS Exchange, Inc. (the "Exchange") is eligible to apply to become a Competitive Liquidity Provider ("CLP"). To become a CLP, a current BATS Exchange Market Maker is required to complete a Competitive Liquidity Provider Registration Application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a CLP.

To apply, please complete and submit this Competitive Liquidity Provider Registration Application via fax to 913.815.7119, email to membershipservices@batstrading.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:		CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:

CLP TRADING IDENTIFIERS

Applicant must identify to the Exchange the identifiers it will use for CLP trading. A CLP may not use identifiers for trading activity at the Exchange in assigned CLP securities that is not CLP trading activity, but may use the same unique identifiers for trading activity in securities not assigned to such CLP. If a Member does not identify to the Exchange the unique identifier to be used for CLP trading activity, the Member will not receive credit for such CLP trading.

MPID(s) to be used for CLP Trading Activity:

____

____

____

SECURITIES

Identify the types of issues in which the Applicant intends to become registered as a CLP:

☐ Corporate Issuers (Tier I or Tier II)

☐ Exchange Traded Products, including ETFs

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Proprietary Trading ☐ Dealer/Specialist

☐ Equities Market Maker ☐ Investment Banking ☐ Other: ________________

OTHER AFFILIATIONS

Is the Applicant registered as a market maker or liquidity provider on any registered national securities exchange or association (e.g., NYSE DMM or SLP, ARCA LMM, etc.)?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

____

REPRESENTATIONS AND ACKNOWLEDGEMENTS

REPRESENTATIONS OF APPLICANT:

By executing this Application, the undersigned agrees as follows:

- The Applicant represents that it has adequate technology to support electronic trading through the systems and facilities of the Exchange;
- The Applicant represents that it has adequate trading infrastructure to support CLP trading activity, which includes support staff to maintain operational efficiencies in the CLP program and adequate administrative staff to manage the Member's participation in the CLP program;
- The Applicant represents and warrants that the business unit of the Member acting as a CLP has in place information barriers between the CLP unit and the Applicant's customer, research and investment banking business;
- The Applicant recognizes that all CLP orders must only be for the proprietary account of the CLP Member; and
- The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

WAIVER OF CONFIDENTIALITY AND ANONYMITY:

Further, the Applicant further acknowledges and agrees as follows:

The Applicant acknowledges that the User Agreement by and between the Exchange and Applicant (the "User Agreement"), including but not limited to Sections 8 and 10, require the Exchange to keep Applicant's identity confidential and would preclude the Exchange from publishing any information regarding information and data that Applicant or Applicant's agent enters into the Exchange ("Transaction Data"). Notwithstanding such provisions, Applicant hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use Transaction Data within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), even if such market data products present Transaction Data in a manner that provides Applicant's volume ranking on the Exchange in one or more securities. Further, Applicant hereby agrees that Exchange can publicly identify Applicant as a CLP on the Exchange. Finally, Applicant agrees that Exchange can provide confidential information derived from Transaction Data to issuers relating to the market in an issuer's own securities and that such information may include Applicant's identity.

APPLICANT

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

BATS Exchange, Inc.
User Agreement Addendum to Permit Attribution

This User Agreement Addendum to Permit Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc. (the "Exchange") and the user referenced below ("User"). Capitalized terms used but not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of Covered Data (as defined below) in Exchange data products and/or on the Exchange's public website. Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via fax to 913.815.7119, by email to membershipservices@batstrading.com or by certified or first class mail to: BATS Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Trading Platform(s), Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Trading Platform: User limits the applicability of this Addendum to the following Exchange trading platform(s):

☐ BATS Exchange, Inc. Equities (BZX Equities) ☐ BATS Exchange, Inc. Options Platform (BATS Options)

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

☐ Aggregate all User MPIDs ☐ Limit Attribution to Selected MPIDs: ____________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, require the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User upon written to Exchange.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User: ____________________

Signature: ____________________

Printed Name: ____________________

Title: ____________________

BATS Exchange, Inc.

Signature: ____________________

Printed Name: ____________________

Title: ____________________

Date: ____________________


BATS
Making Markets Better

SPONSORED ACCESS INFORMATION

SPONSORING MEMBER INFORMATION	SPONSORING MEMBER BUSINESS CONTACT
Firm:	Name:
Address:	Email:
City: State: Zip:	Phone: Fax:
SPONSORED PARTICIPANT INFORMATION	**SPONSORED PARTICIPANT BILLING ADDRESS**
Firm:	Firm:
Address:	Address:
City: State: Zip:	City: State: Zip:
SPONSORED PARTICIPANT BUSINESS CONTACT	**SPONSORED PARTICIPANT BILLING CONTACT**
Name:	Name:
Email:	Email:
Phone: Fax:	Phone: Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ TOP ☐ PITCH ☐ MULTICAST PITCH ☐ DROP ☐ FIX DROP

Quantity: _____ _____ _____ _____ _____ _____ _____

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $_______________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:__________________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING (EQUITIES AND/OR OPTIONS)

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: ________/________

Please list the Executing Firm ID/OCC # that the Sponsored Participant is permitted to use: ________/________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BATS Exchange, Inc. Sponsored Participant Agreement. BATS provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or will operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Print Name / Title:	Signature:

BATS Exchange, Inc.
Sponsoring Member Consent

We, ______________________________, a Member of the Exchange, are hereby notifying BATS Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________	______________________________
Sponsoring Member Firm	Name of Clearing Broker (if applicable)
______________________________	______________________________
Senior Officer Name/Title	Date
______________________________	
Signature	

Sponsored Participant:

______________________________	______________________________
Full Legal Name	CRD No (if applicable)

On behalf of the Sponsored Participant, the undersigned agrees to comply with the BATS Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant: ______________________________

CRD No (if applicable): ______________________________

____
Signature of Authorized Official, Partner, Managing Member or Sole Proprietor

____
Print Name

Title: ______________________________

Date: ______________________________

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Sponsored Access Information Form executed by Sponsoring Member

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using BATS Trading, Inc. for outbound routing).

Contact Information for Sponsored Participant:

Contact Name and Title: ______________________________

Business Address: ______________________________

Phone: ______________ Fax: ______________ Email: ______________

Sponsoring Member:

Full Legal Name of Sponsoring Member: ______________________________

CRD No: ______________________________


BATS
Making Markets Better

SERVICE BUREAU INFORMATION

SERVICE BUREAU INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

BUSINESS CONTACT	TECHNICAL CONTACT
Name:	Name:
Email:	Email:
Phone: Fax:	Phone: Fax:
BILLING ADDRESS	**BILLING CONTACT**
Firm:	Name:
Address:	Email:
City: State: Zip:	Phone: Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ TOP ☐ PITCH ☐ MULTICAST PITCH ☐ DROP ☐ FIX DROP

Quantity: _____ _____ _____ _____ _____ _____ _____

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:__________________ ☐ Other:________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Exchange, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@batstrading.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Print Name / Title:	Signature:

SERVICE BUREAU PORT FEE AGREEMENT

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders and receive internal use only data feeds from the Exchange and/or has entered into an Exchange Data Vendor Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement with the Exchange, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (delivered via e-mail and posted to the Exchange web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

5. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

6. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________	BATS Exchange, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

BATS Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	BATS Exchange, Inc:
Signature	*Signature*	*Signature*
Print Name	*Print Name*	Tamara Schademann *Print Name*
Title (must be an officer)	*Title (must be an officer)*	SVP, Chief Regulatory Officer *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

- ☐ MPID (Equities)
- ☐ Executing Firm ID (Options)
- ☐ Both

EXCHANGE DATA VENDOR AGREEMENT

This Exchange Data Vendor Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the data recipient referenced below ("Data Recipient").

1. **Exchange Users.** If Data Recipient has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Data Recipient has the right to access the Exchange to, among other things, receive data feeds from the Exchange for internal use only, then this Agreement shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement in addition to the rights granted to User Data Recipient under the User Agreement.

2. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for retransmission as expressly described below.

3. **Retransmission of Exchange Data.** Exchange hereby grants to Data Recipient the non-exclusive and non-transferable right to: (a) copy, store, process, commingle, and use any data received from the Exchange ("Exchange Data"), including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) redistribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in whole or in part, if and only if such redistribution is either (A) without charge by Data Recipient, or (B) subject to a flat fee payable to Data Recipient for access to market data generally (including market data collected by Data Recipient from other sources) such that the fee is not payable, in whole or in part, specifically for access to Exchange Data. Data Recipient shall ensure that, to the extent technically practicable, the Exchange Data is clearly attributed as originating from the Exchange.

4. **Proprietary Nature of Exchange Data.** Exchange represents that Exchange Data constitutes valuable proprietary information and rights of the Exchange. Data Recipient expressly acknowledges and agrees that: (i) as between the Exchange and Data Recipient, the Exchange has the exclusive property rights in and to Exchange Data; and (ii) Data Recipient has no proprietary rights in and to the Exchange Data.

5. **Right to Deny Distribution.** The Exchange retains the right to direct Data Recipient to terminate any external transmission (i.e., to a third party site) or distribution of Exchange Data for any reason or no reason, in which event the Exchange shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

6. **Changes to Exchange Data; Fees.** Data Recipient acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes. Data Recipient agrees to make timely payment of fees charged specifically for linking to Exchange in order to receive Exchange Data ("Port Fees"), as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of transmission of Exchange Data by Exchange to Data Recipient. Data Recipient agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Data Recipient. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Data Recipient (delivered via e-mail and posted to the Exchange

web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. If the Exchange imposes any other fees in connection with Exchange Data or the provision thereof, then this Agreement shall terminate and the Exchange will provide new agreements to all parties that would like to continue receiving Exchange Data. Exchange will use commercially reasonable efforts to provide Data Recipient reasonable advance notice of such termination and the imposition of fees.

7. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 30 days' written notice given by either party to the other. Upon termination of this Agreement for any reason, the Data Recipient shall have the right to continue using in its services and databases the Exchange Data received from Exchange during the term of this Agreement. The following Sections will survive the termination or expiration of this Agreement for any reason: 4, 7, 8, 9, 10, 11, 13, 14, 15, 16 and 17.

8. **Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations.** Exchange represents, warrants and covenants that: (1) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (2) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (3) Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with: (a) the Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time; (b) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (c) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (4) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (5) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use Exchange Data. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, as that term is defined in the Exchange's rules, then Data Recipient expressly acknowledges and agrees that: (i) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member of the Exchange; (ii) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (iii) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements. In addition, Exchange represents, warrants and covenants that it will treat all parties that receive Exchange Data in a non-discriminatory manner including, without limitation, with respect to this Section 8 as well as Sections 3, 5 and 6 of this Agreement.

9. **LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES.** Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, the Exchange, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or any recipient of Exchange Data retransmitted by Data Recipient or its affiliates, for any inaccurate or incomplete Exchange Data, nor for any delays, interruptions, errors, or omissions in the furnishing thereof, nor for any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT THE EXCHANGE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. THE EXCHANGE, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT

LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS AGREEMENT.

10. **Indemnification by Data Recipient.** Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, Data Recipient and its affiliates agree to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, any related persons and entities, from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits, and actions brought by third parties resulting from, in connection with, or arising out of any redistribution of Exchange Data by Data Recipient or its affiliates, and for any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) Exchange promptly notifies Data Recipient in writing of the claim; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Exchange reasonably cooperates to facilitate such defense.

11. **Indemnification by Exchange.** Exchange agrees to indemnify, defend and hold harmless Data Recipient and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange Data, or Data Recipient's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) Data Recipient promptly notifies Exchange in writing of the claim; (ii) Exchange shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Data Recipient reasonably cooperates to facilitate such defense.

12. **Assignment.** Data Recipient may not assign this Agreement without the prior written consent of Exchange, provided, however, that Exchange shall not unreasonably withhold such consent. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Data Recipient.

13. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

14. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

15. **Use of Name.** Exchange shall not advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates without the prior written consent of Data Recipient. Without limiting foregoing, without prior written consent, Exchange shall not use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients or in its web site displays.

16. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Data Recipient at its last reported principal office address or other address, if specified below. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

17. **Affiliates.** Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________

Signature: ______________________

Printed Name: ______________________

Title: ______________________

BATS Exchange, Inc.

Signature: ______________________

Printed Name: ______________________

Title: ______________________

Date: ______________________

Select Type of Data Recipient:

☐ Exchange Member ☐ Sponsored Participant ☐ Other (please complete below)

EXCHANGE DATA RECIPIENT INFORMATION			BILLING ADDRESS		
Firm:			Firm:		
Address:			Address:		
City:	State:	Zip:	City:	State:	Zip:
BUSINESS CONTACT			**BILLING CONTACT**		
Name:			Name:		
Email:			Email:		
Phone:	Fax:		Phone:	Fax:	

ADDENDUM TO USER AGREEMENT AND EXCHANGE DATA VENDOR AGREEMENT TO RECEIVE BATS MTF MARKET DATA

This Addendum to User Agreement and Exchange Data Vendor Agreement to Receive BATS MTF Market Data (this "Addendum"), with an effective date as of the date executed below, modifies the User Agreement and/or the Exchange Data Vendor Agreement (the "Underlying Agreement(s)") previously executed by and between BATS Exchange, Inc. ("Exchange") and the recipient referenced below (the "Recipient") only with regard to market data generated by the multilateral trading facility operated by BATS Trading Limited (the "BATS MTF Market Data") and provided to Recipient by the Exchange.

1. LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES. Recipient acknowledges that the Exchange provides BATS MTF Market Data on a best efforts basis; accordingly, the Exchange, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Recipient or its affiliates, or any recipient of BATS MTF Market Data retransmitted by Recipient or its affiliates, for any inaccurate or incomplete BATS MTF Market Data, nor for any delays, interruptions, errors, or omissions in the furnishing thereof, nor for any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. NOTWITHSTANDING ANY OTHER AGREEMENT BETWEEN THE EXCHANGE AND RECIPIENT, RECIPIENT EXPRESSLY ACKNOWLEDGES THAT THE EXCHANGE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO BATS MTF MARKET DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. NOTWITHSTANDING ANY OTHER AGREEMENT BETWEEN THE EXCHANGE AND RECIPIENT, THE EXCHANGE, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO RECIPIENT, OR ANY SUBSEQUENT RECIPIENT OF BATS MTF MARKET DATA REDISTRIBUTED BY RECIPIENT, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THE UNDERLYING AGREEMENT(S).

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Recipient:____________________	BATS Exchange, Inc.
Signature:____________________	Signature:____________________
Printed Name:____________________	Printed Name:____________________
Title:____________________	Title:____________________
	Date:____________________

ADDENDUM TO EXCHANGE DATA VENDOR AGREEMENT TO RECEIVE FEE-BASED DATA PRODUCTS

This Addendum to Exchange Data Vendor Agreement to Receive Fee-Based Data Products (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the data recipient referenced below ("Data Recipient"). Terms not defined in this Addendum shall have the meaning set forth in the Exchange Data Vendor Agreement. This Addendum is required in order to receive data products from the Exchange for which the Exchange charges a fee ("Fee-Based Data Products"), including, but not limited to, the BATS Last Sale Feed, BATS Historical Data Products, and BATS Market Insight.

1. **Scope.** Data Recipient has entered into an Exchange Data Vendor Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Data Recipient has the right to receive data feeds from the Exchange and redistribute certain Exchange Data without cost to Data Recipient (other than applicable Port Fees). This Addendum is intended to supplement, override or replace certain provisions of the Data Agreement only with respect to Fee-Based Data Products, and does not modify terms applicable to Exchange Data that Exchange provides for free pursuant to the Data Agreement. This Agreement shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference. In the event of a conflict between this Addendum and the Data Agreement, this Addendum shall control with respect to Fee-Based Data Products only.

2. **Survival of Data Agreement.** The parties acknowledge that the last two sentences of Section 6 of the Data Agreement state that the Data Agreement terminates if the Exchange imposes a fee for data other than those fees contemplated by the Agreement, specifically, Port Fees. Notwithstanding such provision, and the fact that Data Recipient will be charged for its receipt of Fee-Based Data Products, the parties hereby agree that the Data Agreement will remain in full force and effect and will govern the parties' relationship with respect to all Exchange Data (including Fee-Based Data Products unless specifically amended by this Addendum). With respect to Fee-Based Data Products, all rights under this Addendum granted to any Data Recipient are granted subject to the terms and conditions of this Addendum in addition to the rights granted to Data Recipient under the Data Agreement.

3. **Retransmission of Fee-Based Data Products.** Exchange hereby grants to Data Recipient the non-exclusive and non-transferable right to: (a) copy, store, process, commingle, and use Exchange Data received from Fee-Based Data Products, including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) if expressly permitted by the Exchange, redistribute Exchange Data received from a Fee-Based Data Product in any form by means of any current or future product or service of the Data Recipient in any media, in whole or in part. For the avoidance of doubt, Data Recipient shall be entitled to charge third parties for redistribution of Fee-Based Data Products. Data Recipient hereby acknowledges that certain Fee-Based Data Products may not be redistributed or might be subject to different fees depending on whether Data Recipient may redistribute Fee-Based Data Products. Data Recipient shall ensure that, to the extent technically practicable, the Exchange Data is clearly attributed as originating from the Exchange.

4. **Changes to Fee-Based Data Products; Fees.** Data Recipient acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes. Receipt or use of the Fee-Based Data Products after the applicable notice period for any modification, addition or deletion shall constitute acceptance of the Fee-Based Data Products, the Exchange's specifications, or other decisions, policies, operating procedures, requirements, or other documentation as so changed. Data Recipient agrees to make timely payment of fees charged specifically for Fee-Based Data Products ("Fees"), as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and

all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of transmission of Fee-Based Data Products by Exchange to Data Recipient. Data Recipient agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Fees applicable to Data Recipient. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Data Recipient (delivered via e-mail and posted to the Exchange web site) of any such change to Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

5. **Amendment; Waiver; Severability.** Except as may otherwise be set forth in this Addendum, Exchange may alter any term or condition of this Addendum on ninety (90) days notice to Data Recipient, and any use of the Fee-Based Data Products after such date is deemed acceptance of the new term or condition. The means of notifying Data Recipient of such new term or condition may include, but not be limited to, emailing such term or condition to Data Recipient or posting such alteration on the Exchange's website or a successor site. No failure on the part of Exchange or Data Recipient to exercise, no delay in exercising, and no course of dealing with respect to any right, power, or privilege under this Addendum shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege under this Addendum.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Data Recipient: ____________________	BATS Exchange, Inc.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: ____________________
Title: ____________________	Title: ____________________
	Date: ____________________


B A T S
Making Markets Better®

Academic Use of BATS Historical Data: Terms and Conditions

(1) **General.** BATS historical data and content (collectively "BATS Content"), by its terms, is not permitted to be distributed, but rather, is restricted as internal use only content. Subject to these terms and conditions, BATS waives this restriction for use in academic studies and publications, subject to the pre-authorization requirement of Section 7 below.

(2) **Appearance of Content.** You will ensure that the presentation of the BATS Content will be consistent with BATS's own use of the BATS Content in comparable media. You should ensure that, to the extent practicable, BATS Content is clearly attributed as originating from BATS. All trademarks and service marks included in BATS Content will be designated with "SM", "TM", or ®, in the manner directed by BATS.

(3) **Use Exclusively for Academic Purposes.** Any use of the BATS Content will be for academic research and/or academic publication only, and will not be used for trading purposes or the development of trading strategies.

(4) **Public Disclosure of BATS Content.** At least 10 business days prior to the public release of any publication including BATS Content or reference to BATS Content, you agree to provide BATS with a draft of such publication for review and authorization. Publication of BATS Content or reference to BATS Content without BATS' express written authorization is prohibited.

(5) **Restrictions on Use.** You may not use or display the BATS Content in the following ways:

   a. In any manner that implies a relationship, affiliation, sponsorship, or endorsement or that suggests editorial content has been authored by or represents the views or opinions of BATS or BATS personnel;

   b. In any manner that is misleading, defamatory, infringing, libelous, disparaging, obscene or otherwise objectionable to BATS, or impairing of the rights of BATS in its trademarks or logos, in the sole opinion of BATS; and

   c. On a site that violates any law or regulation or is otherwise deemed unsuitable by BATS.

(6) **Free Access to BATS Content.** You may not charge for access or use of BATS Content by third parties unless such charge is a flat fee payable for access to materials containing the BATS Content, such that the fee is not payable, in whole or in part, specifically to access BATS Content. Any other fee arrangements will be deemed to be in violation of these Terms and Conditions.

(7) **Redistribution of BATS Content.** You may not distribute BATS Content in its aggregate form as received from BATS without express written consent from BATS. Any distribution other than that described in the Request to Use BATS Content will be deemed to be in violation of these Terms and Conditions.

(8) **Security of BATS Content.** Given the sensitive nature of BATS Content, you agree to control BATS Content with the same degree of care given to sensitive personal information.

(9) **Modifying Permission.** BATS reserves the right in its sole discretion to terminate or modify your permission to display BATS Content at any time and to take action against any use that does not conform to these terms and conditions, infringes any BATS intellectual property or other right, or violates applicable law.

(10) **Non-Exclusive Remedy.** You will make any changes to your use of BATS Content as requested by BATS. This remedy is in addition to any other legal remedies to which BATS may be entitled in relation to your use of BATS Content.


BATS
Making Markets Better

I acknowledge that I have reviewed the above Terms and Conditions for use of BATS Content and that I and my organization agree to those Terms and Conditions which will govern any use of BATS Content in relation to the associated Request to Use BATS Content. I understand that submitting these Terms and Conditions to BATS in no way grants or implies permission to use BATS Content in any form.

By:______________________________

Print Name:______________________

Title:____________________________

Organization:_____________________

Date:____________________________

Upon signing these Terms and Conditions, please fax them to 913.815.7119, attn: Membership Services.

BATS Exchange, Inc.
Extranet Agreement

This Extranet Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 (the "Exchange") and the service provider referenced below ("Provider").

1. **Connectivity to the Exchange and Redistribution of BATS Data Feeds.** This Agreement authorizes Provider to access the Exchange in order to provide Authorized Third Parties, as defined below, with access to the Exchange and/or certain data feeds associated therewith.

2. **Authorized Third Parties.** An Authorized Third Party is a party that: (1) has entered into an effective and current User Agreement and/or Exchange Data Vendor Agreement with the Exchange; and (2) the Exchange has approved to connect to the Exchange via connectivity supplied by Provider or to receive Exchange data transmitted through Provider. In order for a party to be approved, Provider must submit a request to the Exchange at noc@batstrading.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, Provider may not provide the applicable party with connectivity to the Exchange.

3. **Access to the Exchange.** This Agreement authorizes Provider to access the Exchange in order to: (1) receive the BATS Multicast Feed (the "Feed") and to distribute the Feed to Authorized Third Parties (the "Feed Related Services"); and (2) provide an Authorized Third Party with network connectivity services in order to access or receive information from the Exchange (the "Network Connectivity Services" and, collectively with the Feed Related Services, the "Services").

4. **List of Authorized Third Parties.** Provider shall maintain, keep current, and provide to the Exchange monthly, or more frequently upon request, a list of Authorized Third Parties to whom Provider provides either or both of the Services.

5. **Right to Deny Redistribution.** The Exchange retains the right to direct Provider to terminate either or both of the Services for any reason or no reason, in which event the Exchange shall notify Provider and Provider shall cease providing either or both of the Services, as applicable, as soon as commercially practicable.

6. **Discontinuance and Changes to Exchange Data.** Provider acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. Exchange will use commercially reasonable efforts to provide Provider with reasonable advance notice of such discontinuation or changes.

7. **Network Requirements.** Provider must comply with all applicable BATS Network Requirements, contained in the Connectivity Manual, available at http://batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as updated from time to time. The Exchange will provide notice of any updates to the BATS Network Requirements and Provider shall comply with the updated BATS Network Requirements within thirty (30) days of receipt of notice.

8. **Disclosure of Provider's Status as an Extranet.** The Exchange will include the Provider's sales contact and service offerings in materials made publicly available by the Exchange within two weeks of both execution of this Agreement and verification that Provider is in compliance with the BATS Network Requirements.

9. **Publicity.** Other than as permitted in Section 8 above, neither party shall disclose the terms of this Agreement, nor use the other party's name, trade names, trademarks or logos in any press release without prior written consent of the other party.

10. **Fees.** Provider agrees to make timely payment of fees, charges and costs assessed by the Exchange in connection with the Services, as well as any applicable late fees for the failure to make payment within the required time period. Applicable fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including fees applicable to Provider. Fees are payable within 30 days of the invoice date. Provider agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Provider (delivered via e-mail and posted to the Exchange web site) of any such change to fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

11. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours written notice.

12. **Choice of Law.** This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

Service Provider	**BATS Exchange, Inc.**
Signature	Signature
Print Name	Print Name
Title (must be officer)	Title
Name of Firm	Date

SERVICE PROVIDER INFORMATION			
Firm:			
Address:			
City:		State:	Zip:
BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
BILLING ADDRESS		BILLING CONTACT	
Firm:		Name:	
Address:		Email:	
City:	State: Zip:	Phone:	Fax:

BATS Exchange, Inc.
Options Member Application and Agreements

Any currently approved BATS Member is eligible to transact business on the BATS Exchange Options Market ("BATS Options") provided that BATS specifically authorizes the member as an "Options Member." To become an Options Member, a current BATS Member is required to complete an Options Member Application and an Options Member Agreement. Upon approval as an Options Member, a BATS Member is required to comply with the requirements of the BATS Options rules and the rules of other SROs that have been incorporated by reference.[1]

A broker dealer that is not currently a BATS Member is required to complete the general Membership Application and Agreements and this application to transact business on BATS Options.

To apply, please complete and submit this Options Member Application and Options Member Agreement via fax to 913.815.7119, email to membershipservices@batstrading.com, or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the Application Form when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION		
Date:		CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING INFORMATION		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD # (if applicable):	CRD # (if applicable):
Email:	Email:
Phone: Fax:	Phone: Fax:

DESIGNATED SERIES 4 REGISTERED OPTIONS PRINCIPAL Provide the following information for the person who will be primarily responsible for the oversight of Applicant's BATS Options trading activity. (see BATS Rules 17.1(b)(5) and 17.2(g))	
Name:	CRD # (if applicable):
Title:	
Email:	
Phone:	Fax:
Address (if different than above):	

[1] In the amendment to its existing rules to permit trading on BATS Options, BATS Exchange incorporated the following rules by reference: (1) NASD Rule 3020 regarding fidelity bonds (see BATS Rule 2.12); (2) CBOE rules governing position and exercise limits for equity and index options (see BATS Rules 18.7, 18.9, 29.5, and 29.7); (3) the margin rules of the CBOE or the NYSE (see BATS Rule 28.3); and (4) FINRA's rules governing communications with the public (see BATS Rule 26.16). Pursuant to an exemption from Section 19(b), the Exchange will not file rule filings each time an incorporated rule has been amended, but will publish on its public website notices of any changes to an incorporated rule.

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

Please check the business activity(ies) in which the Applicant intends to engage as an Options Member.

☐ Options Market Maker (must complete separate BATS Options Market Maker Registration Application)

☐ Options Order Entry Firm (as defined in BATS Rule 16.1(a)(36))

CLEARING ARRANGEMENT

Please check and identify the manner in which Applicant will clear transactions on BATS Options

☐ If Applicant is a member of the Options Clearing Corporation (OCC), please provide the clearing number

____

☐ If Applicant will clear transactions through an OCC member, please identify

Name: __________________________ OCC #: __________________________

CHECKLIST OF ADDITIONAL MATERIAL

In order for this application to be deemed complete, please include one of the following documents, as appropriate for your firm:

☐ Options Member Letter of Guarantee *(attached; see BATS Rule 22.8)*

OR

☐ Options Self Clearing Member Letter of Guarantee *(attached; see BATS Rule 22.8)*

EXAMINING AUTHORITIES

(Please check the self regulatory organization that serves as the member's Designated Options Examining Authority)

☐ NYSE Amex (AMEX)
☐ NASDAQ BX (BX)
☐ Chicago Board Options Exchange (CBOE)
☐ Financial Industry Regulatory Authority (FINRA)
☐ New York Stock Exchange (NYSE)
☐ NASDAQ PHLX (PHLX)
☐ NYSE Arca, Inc. (ARCA)
☐ International Securities Exchange (ISE)

EXAMINATIONS

State the date of the member's last examination during which supervisory procedures were reviewed and by which SRO.

Date: __________________________

SRO: __________________________

OPTIONS ALLOCATION METHOD

(Please indicate the allocation method for exercise notices assigned in respect of a short position in applicant's customer's accounts - see BATS Rule 23.2)

☐ First in, first out ☐ Automated random selection ☐ Other ________________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

(Please indicate whether applicant will follow margin requirements of the CBOE or the NYSE - see BATS Rule 28.3(b))

☐ CBOE or ☐ NYSE

DATA FROM OPTIONS PRICING REPORTING AUTHORITY (OPRA)

Indicate whether you currently receive data from OPRA: ☐ Yes ☐ No

If yes, please indicate which vendor provides your OPRA data: __________________________

BATS Exchange, Inc.
Options Member Agreement
(BATS Rule 17.1(b)(4))

NAME OF APPLICANT BROKER DEALER: ______________________________

CRD NUMBER: ______________________________

In connection with the member's application for participation in the BATS Exchange Options Market and in the event that this application is approved for participation, the Applicant hereby agrees to abide by the terms and conditions set forth below:

A. To comply with the federal securities laws, the rules and regulations thereunder, BATS rules including but not limited to the BATS Options rules, all circulars, notices, directives or decisions adopted pursuant to or made in accordance with BATS rules, and all rulings, orders, directions and decisions issued and sanctions imposed under BATS rules;

B. To pay such dues, assessments and other charges in the manner and amount as from time to time shall be fixed pursuant to BATS rules;

C. That this Agreement has been executed on behalf of, and with the authority of, the above-named Applicant. The undersigned and Applicant represent that the information and statements contained within the application and other information filed are current, true, and complete. The undersigned and the Applicant further represent that to the extent that any information submitted is not amended, such information is currently accurate and complete and agree that the information contained in the Applicant's Uniform Application for Broker-Dealer Registration (Form BD) will be kept current and accurate by proper amending of the Form BD promptly after changes occur. Applicant further represents that the registrations for the Applicant's Options Principal(s), Authorized Traders and any other personnel, registered with BATS, will be kept current by proper amending of Form U4 & Form U5.

Member: ______________________	BATS Exchange, Inc.
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Date: ______________________

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

____
Member Name

The Member noted above has represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that it is registered as an Options Member of BATS Exchange. In accordance with Rule 22.8 of the rules of BATS Options, the undersigned Clearing Member accepts financial responsibility for all BATS Options transactions made by the above referenced Member when executing such transactions through the undersigned Clearing Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the undersigned Clearing Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
Clearing Member (Broker-Dealer Name)

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Member

____
Print Name/Title

____
Date

NOTICE OF CONSENT – To be completed by Self Clearing Member of BATS Options

____
Member Name

The Member noted above is a registered self clearing member of the BATS Exchange Options Market. In accordance with Rule 22.8 of the rules of BATS Options, the Member accepts financial responsibility for all BATS Options transactions made by the Member. This letter shall be deemed to be a Letter of Guarantee and shall remain in effect until a written notice of revocation has been filed with the Exchange. Any such revocation shall in no way relieve the Member of responsibility for Exchange transactions guaranteed prior to the effective date of the revocation.

____
OCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Member

____
Print Name/Title

____
Date

BATS Exchange, Inc.
Options Market Maker Registration Application

Any currently approved BATS Options member is eligible to transact business as a Market Maker on the BATS Exchange Options Market ("BATS Options"). To become a Market Maker, a current BATS Options member is required to complete an Options Market Maker Registration Application. The Exchange may require additional information from any applicant prior to determining whether to register such applicant as an Options Market Maker.

To apply, please complete and submit this Options Market Maker Registration Application via fax to 913.815.7119, email to membershipservices@batstrading.com or certified or first class mail to:

BATS Exchange, Inc.
Attn: Membership Services
8050 Marshall Drive, Suite 120
Lenexa, KS 66214

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:	
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
MPID(s) to be used:		

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a Market Maker: ___________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Proprietary Trading ☐ Dealer/Specialist

☐ Equities Market Maker ☐ Investment Banking ☐ Other: ______________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association? ☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

FINANCIAL / ADDITIONAL REQUIREMENTS

Excess Net Capital Amount: ______________________ As of Date: ______________

Attach the following:
☐ List identifying all accounts pursuant to BATS Rule 22.7(a)
☐ List identifying all joint accounts pursuant to BATS Rule 22.7(c) – *if applicable*
☐ Most recent quarterly FOCUS Report enclosed (Refer to BATS Rule 22.9(a))
☐ Subordination agreements or evidence of other financing arrangement enclosed (Refer to BATS Rule 22.9(b)) – *if applicable*

INFORMATION BARRIER PROCEDURES (see BATS Rule 22.10)

☐ The Applicant does not engage in Other Business Activities as defined in BATS Rule 22.10(a) – if checking this option, no further action is necessary.

or

☐ The Applicant does engage in Other Business Activities as defined in BATS Rule 22.10(a) and has enclosed a copy of the Applicant's Information Barrier procedures.

If not included in the Information Barrier procedures, please provide the following information:

- The manner in which the Applicant intends to satisfy the conditions in paragraph (b) of BATS Rule 22.10 and the compliance and audit procedures it proposes to implement to ensure that the Information Barrier is maintained and
- The names and titles of the person or persons responsible for maintenance and surveillance of the procedures.

If the Applicant checked the box above indicating that it does engage in Other Business Activities as defined in BATS Rule 22.10(a), please indicate whether the Applicant or an affiliate of the Applicant intends to clear the Applicant's proprietary trades.

☐ Yes ☐ No

If Yes, please attach procedures or a written statement describing procedures that have been established to ensure that information with respect to such clearing activities will not be used to compromise the Applicant's Information Barrier. Such procedures, at minimum, must be the same as those used by the Applicant or the affiliate to clear for unaffiliated third parties. For more information please see BATS Rule 22.10, paragraphs (b)(2)(D)(v) and (b)(2)(F).

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

- The Applicant commits to provide the Exchange with such information and reports as the Exchange may request relating to its transactions.
- The Applicant commits to take appropriate remedial action against any person violating BATS Rule 22.10 or the Applicant's internal compliance and audit procedures adopted pursuant to paragraph (c)(1) of BATS Rule 22.10, and recognizes that the Exchange may take appropriate remedial action, including (without limitation) reallocation of securities in which Applicant serves as a Market Maker, in the event of such a violation.
- The Applicant recognizes that any trading by a person while in possession of material, non-public information received as a result of the breach of the internal controls required under BATS Rule 22.10 may be a violation of Rules 10b-5 and 14e-3 under the Exchange Act or one or more other provisions of the Exchange Act, the Rules thereunder or Exchange Rules, and that the Exchange intends to review carefully any such trading of which it becomes aware to determine whether a violation has occurred.

Signature: ______________________________

Printed Name: ______________________________

Title: ______________________________

ADDENDUM TO USER AGREEMENT AND EXCHANGE DATA VENDOR AGREEMENT TO RECEIVE BATS OPTIONS DATA

This Addendum supplements the User Agreement and/or the Exchange Data Vendor Agreement previously executed by and between BATS Exchange, Inc. ("Exchange") and the data recipient referenced below (the "Recipient"). This Addendum is required in order to receive data from the BATS Exchange Options Market ("BATS Options").

By signing below, Recipient represents and warrants that it currently has access to consolidated options data disseminated by the Options Pricing Reporting Authority ("OPRA"). Recipient agrees to promptly notify the Exchange in the event its access to OPRA options data is restricted or terminated.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

Recipient:____________________

Signature:____________________

Printed Name:____________________

Title:____________________

BATS Exchange, Inc.

Signature:____________________

Printed Name:____________________

Title:____________________

Date:____________________

ADDENDUM TO EXTRANET DATA REDISTRIBUTION AGREEMENT
TO REDISTRIBUTE BATS OPTIONS DATA

This Addendum supplements the Extranet Data Redistribution Agreement ("Redistribution Agreement") previously executed by and between BATS Exchange, Inc. ("Exchange") and the extranet data redistributor referenced below (the "Redistributor"). Terms not defined in this Addendum shall have the meaning set forth in the Redistribution Agreement. This Addendum is required in order to redistribute data from the BATS Exchange Options Market ("BATS Options") to Authorized Third Parties.

By signing below, Redistributor represents and warrants that prior to redistributing BATS Options data to any party that has already been approved as an Authorized Third Party by the Exchange, Redistributor will obtain the prior written approval of the Exchange. Redistributor acknowledges and understands that prior to redistributing BATS Options data, it is necessary for the Exchange to confirm that the Exchange has received a representation from each Authorized Third Party representing that such party has access to consolidated options data disseminated by the Options Pricing Reporting Authority ("OPRA").

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

REDISTRIBUTOR	**BATS EXCHANGE, INC.**
______________________ Signature	______________________ Signature
______________________ Print Name	______________________ Print Name
______________________ Title (must be officer)	______________________ Title
______________________ Name of Firm	______________________ Date

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**
2. **Date of election to membership or acceptance as a participant, subscriber or other user,**
3. **Principal business address and telephone number,**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**
6. **The class of membership, participation or subscription or other access.**

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	(847) 770-3565	Sponsored Participant	Proprietary
AB Watley Direct, Inc.	8/20/2008	50 Broad Street Suite 1728 New York, NY 10004	(888) 733-9000	Member	Agency
Abel/Noser Corp.	8/18/2008	1 Battery Park Plaza 6th floor New York, NY 10004	(646) 432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC (formerly Fortis Clearing Americas, LLC)	10/15/2008	175 W Jackson Blvd Suite 400 Chicago, IL 60604	(312) 604-8643	Member	Market Maker
Access Securities, LLC (formerly Access Securities, Inc.)	10/23/2008	30 Buxton Farm Road Stamford, CT 06905	(203) 322-3377	Member	Agency
Agency Trading Group, Inc.	10/23/2008	235 E Lake Street Wayzata, MN 55391	(952) 476-9500	Member	Agency
Albert Fried & Company, LLC	8/18/2008	60 Broad Street 39th Floor New York, NY 10004	(212) 422-7282	Member	Agency
Alexandria Capital Partners, LP	5/15/2012	196 West Ashland Street Suite 116 Doylestown, PA 18901	(212) 433-6361	Member	Market Maker
Algo Engineering Execution Services, LLC	5/16/2011	7 World Trade Center Suite 34F New York, NY 10007	(212) 616-0190	Member	Service Bureau
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	(212) 616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	9/4/2008	One Financial Place 440 South LaSalle Street Suite 1208 Chicago, IL 60605	(312) 663-7174	Member	Proprietary
Alpine Securities Corporation	11/3/2008	440 E. 400 South Salt Lake City, UT 84111	(801) 355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1170	Member	Clearing Firm
Archipelago Securities, LLC	8/18/2008	100 S. Wacker Drive Ste. 1800 Chicago, Il 60606	(312) 442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Karman 16th Floor Irvine, CA 92612	(949) 218-2486	Member	Agency
Athena Capital Research, LLC	7/1/2009	440 Ninth Avenue 11th Floor New York, NY 10001	(212) 931-9056	Sponsored Participant	Proprietary
Atlantic Equities, LLC (formerly Execution, LLC)	9/18/2008	102 Greenwich Ave Greenwich, CT 00830	(203) 622-8712	Member	Agency
Automated Trading Desk Brokerage Services, LLC	8/18/2008	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2107	Member	Agency
Automated Trading Desk Financial Services, LLC	8/18/2008	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 W. 24th Street 8th Floor New York, NY 10010	(646) 435-0167	Sponsored Participant	Proprietary
Avian Securities, LLC	8/18/2008	140 Broadway 29th Floor New York, NY 10005	(212) 232-0333	Member	Agency
Barclays Capital, Inc.	8/18/2008	200 Park Ave New York, NY 10166	(212) 412-2125	Member	Institutional
BATS Trading, Inc.	10/23/2008	8050 Marshall Drive Suite 120 Lenexa, KS 66214	(913) 815-7000	Member	Limited Routing Facility of BATS Exchange
Bay Crest Partners, LLC	10/15/2008	40 Wall Street 45th Floor New York, NY 10005	(212) 480-1400	Member	Agency
BBS Securities, Inc.	6/5/2012	4100 Yonge Street Suite 504 Toronto, ON H2P 2G2	(647) 406-2271	Sponsored Participant	Agency
Belvedere Trading, LLC	11/1/2011	10 S. Riverside Plaza Suite 2100 Chicago, IL 60606	(312) 262-3420	Member	Proprietary
Benjamin & Jerold Brokerage I, LLC (formerly Benjamin & Jerold Brokerage, Inc.)	10/1/2009	55 Broad Street 28th Floor New York, NY 10004	(646) 201-5024	Member	Agency
BGC Financial, LP	8/17/2009	199 Water Street 19th Floor New York, NY 10038	(646) 346-7412	Member	Agency
Blaylock Robert Van, LLC	5/3/2010	600 Lexington Ave. 3rd Floor New York, NY 10022	(212) 715-6600	Member	Agency
Blink Trading	6/1/2009	141 W. Jackson Blvd. Suite 210 Chicago, IL 60604	(312) 242-4600	Sponsored Participant	Hedge Fund
Blinkbox, Ltd.	3/15/2011	2105 Meadowbrook Drive Austin, TX 78703	(312) 896-3775	Member	Proprietary
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	(816) 714-3960	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/23/2008	1633 Broadway 48th Floor New York, NY 10019	(212) 617-1184	Member	Agency
Blue Fire Capital, LLC	8/18/2008	311 South Wacker Drive Suite 2000 Chicago, IL 60606	(312) 242-0504	Member	Proprietary
Bluefin Research Partners, Inc.	8/18/2008	1 Boston Place Suite 3825 Boston, MA 02108	(617) 737-5700	Member	Agency
Bluefin Trading, LLC	8/3/2009	445 Hamilton Ave. Suite 1201 White Plains, NY 10601	(914) 227-9555	Member	Agency
BMA Securities	1/2/2009	608 Silver Spur Road Suite 100 Rolling Hills Estates, CA	(310) 544-2000	Member	Full Service
BMO Capital Markets Corp.	8/18/2008	3 Times Square 27th Floor New York, NY 10036	(212) 885-4045	Member	Agency
BMT Trading, LLC	2/1/2010	800 Third Avenue New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
BNP Paribas Securities Corp.	8/18/2008	787 7th Avenue 3rd Floor New York, NY 10019	(212) 841-3676	Member	Proprietary
Brinson Patrick Securities Corporation	8/18/2008	330 Madison Avenue 9th Floor New York, NY 10017	(212) 453-5000	Member	Agency
BTIG, LLC	8/18/2008	450 Sansome St 16th Floor San Francisco, CA 94111	(415) 248-2225	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Bulltick, LLC	1/15/2009	Paseo De Los Tamarindos 400 Torre A, Piso 23 Mexico City, DF 05120	212-616-2604	Member	Agency
C&C Trading, LLC	8/18/2008	120 Broadway 20th Floor New York, NY 10271	(212) 433-7589	Member	Proprietary
Canaccord Genuity, Inc. (formerly Canaccord Adams, Inc.)	10/15/2008	99 High Street Boston, MA 02110	(212) 849-3900	Member	Agency
Canadian Imperial Holdings, Inc.	10/15/2008	300 Madions Ave 5th Floor New York, NY 10017	(212) 856-3877	Sponsored Participant	Proprietary
Cantor Fitzgerald & Co.	10/23/2008	110 E. 59th Street New York, NY 10022	(212) 829-5226	Member	Institutional / Agency
Capital Institutional Services, Inc.	8/18/2008	750 North St. Paul Suite 2100 Dallas, TX 75201	(214) 978-4767	Member	Agency
Capstone Investments	10/23/2008	12760 High Bluff Drive Suite 120 San Diego, CA 92130	(858) 875-4550	Member	Agency
Caris & Company, Inc.	8/18/2008	1250 Broadway 27th Floor New York, NY 10001	(858) 704-0319	Member	Agency
CF Global Trading, LLC	10/23/2008	570 Lexington Avenue 46th Floor New York, NY 10022	(212) 888-4673	Member	Market Maker
Charles River Brokerage, LLC	12/1/2010	24 New England Executive Park Burlington, MA 01803	(781) 425-3101	Member	SB Provider
Chopper Securities, LLC	5/16/2011	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Member	Proprietary
Chopper Trading, LLC	11/17/2008	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Sponsored Participant	Proprietary
Churchill Capital USA, Inc.	8/18/2008	1270 Ave of the Americas 19th floor New York, NY 10020	(212) 994-5477	Member	Agency
CIBC World Markets Corp.	8/18/2008	425 Lexington Ave New York, NY 10017	(212) 667-7030	Member	Proprietary
Citadel Securities, LLC (formerly Citadel Derivatives Group, LLC)	10/23/2008	131 South Dearborn Street Chicago, IL 60603	(312) 756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	9/24/2008	390 Greenwich Street 3rd Floor New York, NY 10013	(212) 723-7700	Member	Full Service
CJS Securities, Inc.	7/15/2009	50 Main Street Suite 325 White Plains, NY 10606	(914) 287-7600	Member	Agency
CMT Fund XXV Limited	5/16/2011	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
CMT Fund XXV Limited	7/2/2012	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
Cobra Trading, Inc.	9/1/2011	825 Market Street Suite 240 Allen, TX 75013	(214) 644-0490	Member	Agency
Collins Stewart, LLC	10/1/2010	350 Madison Avenue New York, NY 10017	(212) 402-5018	Member	Agency
Compass Professional Services, LLC	6/15/2011	111 W. Jackson Blvd. 20th Floor Chicago, IL 60604	(312) 692-5010	Member	Proprietary
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Garden City, NY 11530	(212) 702-7198	Member	Agency
Convergex Execution Solutions, LLC (formerly BNY Convergex Execution Solutions, LLC and BNY Brokerage, LLC)	10/15/2008	1633 Broadway New York, NY 10019	(212) 468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/15/2008	4555 Mansell Rd Suite 140 Atlanta, GA 30022	(678) 405-4200	Member	Agency
Cowen and Company, LLC	8/18/2008	1221 Ave of the Americas 6th Floor New York, NY 10020	(646) 562-1623	Member	Market Maker
Cowen Capital, LLC	3/15/2012	599 Lexington Avenue New York, NY 10022	(646) 562-1554	Member	Market Maker
Credit Agricole Cheuvreux North America, Inc.	8/18/2008	1301 Ave of the Americas New York, NY 10019	(212) 492-8855	Member	Full Service
Credit Agricole Securities (USA), Inc. (formerly Calyon Securities (USA), Inc.)	10/23/2008	1301 Ave of the Americas New York, NY 10019	(212) 261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	9/3/2008	11 Madison Ave New York, NY 10010	(212) 538-6067	Member	Full Service
CRT Capital Group, LLC	9/16/2008	262 Harbor Drive Stamford, CT 06902	(203) 569-6426	Member	Agency
Custom Equity Research, Inc. dba Summer Street Research Partners	8/18/2008	One Beacon Street 34th Floor Boston, MA 02108	(617) 338-7500	Member	Agency
Cutler Group, LP	4/1/2010	220 Montgomery Street Suite 600 San Francisco, CA 94104	(415) 293-3956	Member	Market Maker
Cuttone & Company, Inc.	8/18/2008	111 Broadway New York, NY 10006	(646) 943-5420	Member	Market Maker
DART Executions, LLC	8/18/2008	230 S. LaSalle 7th Floor Chicago, IL 60604	(312) 244-5408	Member	Proprietary
DE Route (formerly DirectEdge ECN)	9/8/2008	545 Washington Blvd Jersey City, NJ 07030	(212) 479-2319	Member	ATS
Delaney Equity Group, LLC	10/15/2008	5090 PGA Blvd Suite 316 Palm Beach Gardens, FL	(561) 202-6004	Member	Agency
Deutsche Bank Securities, Inc.	10/15/2008	60 Wall Street 4th Floor New York, NY 10005	(212) 250-7635	Member	Full Service
Direct Access Partners, LLC	8/18/2008	14 Wall Street 20th Floor New York, NY 10005	(212) 850-8892	Member	Agency
Divine Capital Markets, LLC	10/15/2009	39 Broadway 36th Floor New York, NY 10006	(212) 344-5867	Member	Agency
Doft & Co., Inc.	2/17/2009	55 East 59th Street 12th Floor New York, NY 10022	(212) 421-5558	Member	Agency
Domestic Securities, Inc.	8/18/2008	160 Summit Ave. Montvale, NJ 07645	(201) 782-0888	Member	Agency
Dominick & Dominick, LLC	10/15/2008	150 E 52nd Street 3rd Floor New York, NY 10022	(212) 558-8902	Member	Institutional

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
DRW Securities, LLC	9/1/2009	540 West Madison Street Suite 2500 Chicago, IL 60661	(312) 542-3226	Member	Proprietary / Market Maker
du Pasquier & Co., Inc.	8/18/2008	One Battery Park Plaza New York, NY 10004	(212) 624-4100	Member	Agency
DV Trading	12/15/2008	116 Spadina Ave Suite 703 Toronto ON M5V-2K6	(416) 979-1394	Sponsored Participant	Market Maker
E*Trade Capital Markets, LLC	8/18/2008	440 South LaSalle Suite 3030 Chicago, IL 60605	(312) 986-8232	Member	Market Maker
Eladian Partners Brokerage, LLC	7/2/2012	101 Park Avenue 15th Floor New York, NY 10178	(843) 606-9005	Member	Proprietary
Electronic Brokerage Systems, LLC	10/23/2008	141 W. Jackson Blvd. Suite 3510 Chicago, IL 60604	(312) 986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	10/23/2008	660 S. Figureroa Street Suite 1450 Los Angeles, CA 90017	(213) 402-1564	Member	Market Maker
Eroom Securities, LLC	8/3/2009	440 S. LaSalle Suite 2101 Chicago, IL 60605	(312) 362-3401	Member	Clearing Firm
ESN North America, Inc.	8/18/2008	520 Madison Avenue Floor 37 New York, NY 10022	(212) 659-6292	Member	Agency
Esposito Securities, LLC	10/23/2008	100 Crescent Court Suite 220 Dallas, TX 75201	(214) 855-2155	Member	Agency
Essex Radez, LLC	2/17/2009	440 S. LaSalle St. Suite 1111 Chicago, IL 60605	(312) 212-1815	Member	Service Bureau
Evercore Group, LLC	6/2/2010	55 E 52nd Street New York, NY 10055	(212) 822-7572	Member	Agency
FC Capital, LTD	11/1/2011	448 The Broadway London, United Kingdom NW7 2LH	44 2089068814	Sponsored Participant	Proprietary
Feltl & Company	8/22/2008	225 South Sixth Street Suite 4200 Minneapolis, MN 55402	(612) 492-8888	Member	Market Maker
Finance 500, Inc.	8/18/2008	19762 MacArthur Blvd Suite 200 Irvine , CA 92612	(949) 502-6801	Member	Market Maker
First Clearing, LLC	8/18/2008	One North Jefferson St. Louis, MO 63103	(314) 875-4843	Member	Full Service
First New York Securities, LLC	3/13/2009	90 Park Ave. 5th Floor New York, NY 10016	(212) 848-0600	Member	Proprietary
Firstrade Securities, Inc.	8/18/2008	133-25 37th Ave. Flushing , NY 11354	(718) 269-1499	Member	Proprietary
Flow Traders BV	11/1/2010	Jacob Bontiusplatts 9 PO Box 11306 Amsterdam Netherlands 1018	31207996799	Sponsored Participant	Proprietary
Flow Traders US, LLC	10/1/2009	590 Madison Avenue 21st Floor New York, NY 10022	(917) 210-5020	Member	Hedge Fund / Options
GB Trading, LLC	10/15/2009	2 Gold Street #4610 New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	2 Gold Street New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
G-Bar Limited Partnership	6/15/2009	440 S. LaSalle Suite 650 Chicago, IL 60045	(312) 362-2971	Member	Market Maker
GDK, Inc.	6/1/2010	500 Park Avenue New York, NY 10022	(212) 303-6179	Member	Proprietary
GETCO Execution Services, LLC	8/18/2008	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 242-4600	Member	ATS
GFI Securities, LLC	10/23/2008	100 Wall Street New York, NY 10004	(212) 968-4100	Member	Agency
Gildner Gagnon Howe & Co., LLC	10/23/2008	1775 Broadway 26th Floor New York, NY 10019	(212) 424-0208	Member	Institutional
Global Execution Brokers, LP	2/1/2010	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	(312) 435-4167	Member	Institutional
Global HFT Management, LLC	10/1/2010	800 Third Avenue New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
Global Liquidity Partners, LLC	5/17/2010	111 W. Jackson Suite 1146 Chicago, IL 60604	(773) 459-4665	Sponsored Participant	Agency
Global Liquidity Partners, LLC	4/21/2011	55 Broad Street 28th Floor New York, NY 10004	(773) 459-4665	Sponsored Participant	Agency
Global-American Investments, Inc.	2/15/2012	20277 Valley Blvd. Suite A Walnut, CA 91789	(312) 919-2831	Member	Retail
Golden Beneficial Securities Corporation	8/18/2008	5850 San Felipe Suite 111 Houston, TX 77057	(713) 781-9708	Member	Agency
Goldman Sachs & Co.	10/23/2008	One New York Plaza New York, NY 10004	(212) 357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/15/2008	30 Hudson St Jersey City, NJ 07302	(212) 357-7519	Member	Full Service
Grace Financial Group, LLC	10/23/2008	225 Windmill Lane Southhampton, NY 11968	(631) 287-4633	Member	Agency
Green Street Advisors, Inc.	11/1/2011	660 Newport Center Drive Suite 800 Newport Beach, CA 92660	(214) 749-4730	Member	Agency
GTS Securities, LLC	2/17/2009	800 3rd Ave. 27th Floor New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
Hap Trading, LLC (formerly PFTC Trading, LLC)	10/1/2009	33 Whitehall Street 6th Floor New York, NY 10004	(212) 380-5186	Member	Proprietary
Hard Eight Trading, LLC	11/3/2008	141 W. Jackson Blvd. Suite 1101 Chicago, IL 60604	(312) 346-2589	Member	Proprietary
Hardcastle Trading USA, LLC	4/15/2009	755 Secaucus Road Suite F1110 Secaucus, NJ 07094	(201) 305-8817	Member	Proprietary
Heflin & Co., LLC	10/23/2008	2101 Rosecrans Ave Suite 3220 El Segundo, CA 90245	(310) 335-9705	Member	Market Maker
Henning-Carey Proprietary Trading, LLC.	5/2/2012	141 W. Jackson Suite 1801 Chicago, IL 60604	(312) 789-8764	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Henning-Carey Proprietary Trading, LLC.	8/15/2012	141 W. Jackson Suite 1801 Chicago, IL 60604	(312) 789-8764	Sponsored Participant	Proprietary
Highbridge Capital Management, LLC	10/23/2008	9 West 57th St. 27th Floor New York, NY 10019	(212) 287-4900	Sponsored Participant	Proprietary
Hold Brothers On-Line Investments Services, LLC	8/18/2008	525 Washington Blvd. 14th Floor Jersey City, NJ 07310	(201) 499-8732	Member	Proprietary
Hold Brothers On-Line Investments Services, LLC	7/1/2011	525 Washington Blvd. Suite 1400A Jersey City, NJ 07310	(646) 745-2132	Sponsored Participant	Proprietary
HRT Financial, LLC	2/1/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Member	Proprietary
HRT Financial, LLC	1/14/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Sponsored Participant	Proprietary
Hunter Capital Markets, LLC	8/18/2008	440 S. LaSalle St. Suite 1749 Chicago, IL 60605	(312) 362-3670	Member	Proprietary
IMC Financial Markets (formerly IMC Chicago, LLC)	8/18/2008	233 South Wacker Drive Suite 4610 Chicago, IL 60606	(312) 244-3320	Member	Proprietary
Imperial Capital, LLC	10/23/2008	2000 Avenue of the Stars 9th Floor Los Angeles, CA 90067	(310) 246-3674	Member	Market Maker
Infinium Securities, Inc.	8/18/2008	67 Yonge Street Suite 1501 Toronto, ON M5E 1J8	(416) 847-5092	Member	Proprietary
Instinet, LLC	8/18/2008	3 Times Square 7th Floor New York, NY 10036	(212) 310-4097	Member	Agency
Interactive Brokers, LLC	8/18/2008	One Pickwick Plaza Greenwich, CT 06830	(203) 618-5870	Member	Full Service
International Correspondent Trading, Inc.	8/18/2008	525 Washington Blvd. #2401 Jersey City, NJ 07310	(201) 222-9300	Member	Agency
Island Trader Securities, LLC (formerly Island Trader Securities, Inc.)	10/23/2008	44 Montgomery Street Suite 3020 San Francisco, CA 94104	(415) 354-2800	Member	Agency
Israel A. Englander & Co., LLC (formerly Israel A. Englander & Co., Inc.)	10/1/2009	666 Fifth Avenue 9th Floor New York, NY 10103	(212) 841-4558	Member	Institutional
Istra, LLC	1/4/2010	Battery Ventures 930 Winter Street Suite 2500	(718) 618-4929	Sponsored Participant	Proprietary
Istra, LLC	12/15/2011	Battery Ventures 930 Winter Street Suite 2500	(718) 618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC (formerly Redsky Financial, LLC)	8/18/2008	601 S. LaSalle St. Suite 300 Chicago, IL 60605	(312) 334-8042	Member	Market Maker
ITG, Inc.	8/18/2008	380 Madison Ave. New York, NY 10017	(212) 444-6259	Member	Agency
Jane Street Capital, LLC	5/1/2009	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6060	Member	Agency / Proprietary
Jane Street Markets, LLC	8/18/2008	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6032	Member	Institutional
Jane Street Options, LLC	1/3/2012	One New York Plaza New York, NY 10004	(212) 651-6969	Sponsored Participant	Proprietary
Jaypee International, Inc.	10/15/2009	30 S. Wacker Drive Suite 1700 Chicago, Il 60606	(312) 655-7606	Member	Agency
Jefferies & Company, Inc.	10/23/2008	30 Broad Street 44th Floor New York, NY 10004	(212) 323-3987	Member	Full Service
Jefferies Execution Services, Inc.	8/26/2008	30 Broad Street 45th Floor New York, NY 10004	(646) 805-5415	Member	Full Service
Jefferies Execution Services, Inc.	2/1/2012	520 Madison Avenue New York, NY 10022	(646) 805-5414	Sponsored Participant	Full Service
Jefferies Investment Advisers	7/1/2011	520 Madison Avenue New York, NY 10022	(212) 323-3993	Sponsored Participant	Full Service
JMP Securities, LLC	8/18/2008	600 Montgomery San Francisco, CA 94111	(415) 869-4404	Member	Market Maker
JNK Securities Corp.	11/17/2008	489 Fifth Avenue 25th Floor New York, NY 10017	(212) 885-6311	Member	Agency
JP Morgan Clearing Corp.	10/23/2008	383 Madison Avenue New York, NY 10179	(212) 272-6655	Member	Full Service
JP Morgan Securities, LLC (formerly JP Morgan Securities, Inc.)	8/18/2008	277 Park Avenue 9th Floor New York, NY 10172	(212) 622-5504	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th #3A New York, NY 10016	(646) 360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	8/18/2008	600 W. Chicago Ave. Suite 825 Chicago, IL 60654	(312) 930-9603	Member	Proprietary
Kane Reid Securities Group, Inc. dba TradeKing	10/15/2009	5455 N. Federal Highway Suite E Boca Raton, FL 33487	(561) 271-9290	Member	Agency
KCCI, Ltd.	8/21/2008	80 Maiden Lane Suite 2201 New York, NY 10038	(212) 430-5942	Member	Agency
Keefe Bruyette & Woods, Inc.	8/18/2008	787 Seventh Avenue New York, NY 10019	(212) 887-8965	Member	Agency
Kershner Securities, LLC	2/12/2009	1825B Kramer Lane Suite 200 Austin, TX 78758	(512) 439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/17/2008	800 Superior Avenue Cleveland, OH 44114	(216) 443-3978	Member	Agency
Knight Capital Americas, LLC (formerly Knight Execution & Clearing Services, LLC, formerly Knight Clearing Services, LLC)	9/15/2009	545 Washington Blvd Jersey City, NJ 07310	(201) 356-4232	Member	Agency
Knight Capital Americas, LP (formerly Knight Equity Markets, LP)	10/23/2008	545 Washington Blvd Jersey City, NJ 07310	(201) 557-6803	Member	Proprietary
L & R Trading, LLC	9/1/2011	120 Broadway Suite 2040-01 New York, NY 10271	(212) 433-7262	Member	Market Maker
Latour Trading, LLC	8/17/2009	377 Broadway 10th Floor New York, NY 10013	(917) 388-8625	Member	Proprietary
Latour Trading, LLC	8/3/2009	377 Broadway 10th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
LavaFlow, Inc.	9/11/2008	95 Morton Street 7th Floor New York, NY 10014	(212) 519-8965	Member	Agency
Lazard Capital Markets, LLC	11/16/2009	60 Rockefeller Plaza 60th Floor New York, NY 10020	(212) 632-2650	Member	Institutional
Leerink Swann, LLC	8/18/2008	1 Federal Street 37th Floor Boston, MA 02110	(617) 918-45889	Member	Agency
Legend Securities, Inc.	8/18/2008	39 Broadway Suite 740 New York, NY 10006	(212) 344-5747	Member	Institutional
Legent Clearing, LLC	10/15/2009	9300 Underwood Avenue Suite 400 Omaha, NE 68114	(402) 384-6164	Member	Clearing Firm
Lek Securities Corporation	8/18/2008	140 Broadway 29th Floor New York, NY 10005	(212) 509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	9/23/2008	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	(732) 214-2660	Member	Retail
Lightspeed Trading, LLC	8/18/2008	148 Madison Avenue New York, NY 10016	(646) 393-4814	Member	Proprietary
Lime Brokerage, LLC	8/18/2008	377 Broadway 10th Floor New York, NY 10013	(212) 219-6086	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	(212) 824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/15/2009	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Limestone Trading, LLC	9/6/2008	377 Broadway 11th Floor New York, NY 10013	(212) 219-6011	Sponsored Participant	Proprietary
Linkbrokers Derivatives Corporation	8/18/2008	107 Grand Street 2nd Floor New York, NY 10013	(917) 237-3543	Member	Proprietary
Liquidnet, Inc.	9/1/2009	498 Seventh Avenue 12th Floor New York, NY 10018	(646) 660-8310	Member	Institutional
LiquidPoint, LLC	9/1/2010	311 S. Wacker Drive Chicago, IL 60606	(312) 986-2006	Member	Order Management Service
Lynx Capital Partners, LLC	11/15/2010	17 Battery Place #204 New York, NY 10004	(646) 405-6926	Sponsored Participant	Proprietary
Macquarie Capital (USA), Inc.	12/1/2009	125 West 55th Street Level 23 New York, NY 10019	(212) 231-2501	Member	Agency
MB Trading	2/17/2009	1926 E. Maple Ave El Segundo, CA 90245	(866) 628-3001	Member	Retail / Agency
McAdams Wright Ragen, Inc.	10/23/2008	925 Fourth Ave Suite 3900 Seattle, WA 98104	(206) 664-8850	Member	Agency
Mercator Associates, LLC	12/1/2008	121 Richmond St. West Suite 601 Toronto Ontario M5H 2K1	(416) 640-7437	Member	Agency
Meridian Equity Partners, Inc.	8/18/2008	40 Broad Street 4th Floor New York, NY 10004	(212) 742-8431	Member	Agency
Merlin Securities, LLC	10/23/2008	712 5th Avenue 7th Floor New York, NY 10019	(415) 848-4056	Member	Market Maker
Merrill Lynch Pierce, Fenner & Smith, Incorporated	8/18/2008	4 World Financial Center 250 Vesey Street New York, NY 10080	(212) 449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp. (formerly PAX Division of ML Clearing Corp.)	8/18/2008	440 South LaSalle Street 34th Floor Chicago, IL 60605	(312) 260-5601	Member	Market Maker
Merriman Capital, Inc. (formerly Merriman Curhan Ford and Co.)	5/17/2010	600 California Street 9th Floor San Francisco, CA 94108	(415) 262-1395	Member	Market Maker
MF Global, Inc.	8/18/2008	717 5th Ave 9th Floor New York, NY 10022	(312) 26-7302	Member	Agency
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	(212) 841-4100	Sponsored Participant	Proprietary
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	60 E. 42nd Street Suite 624 New York, NY 10165	(212) 557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/2/2009	17 State Street Suite 703 New York, NY 10004	(646) 839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	8/18/2008	1251 Ave. of the Americas 11th Floor New York, NY 10020	(212) 782-4187	Member	Institutional / Agency
Mizuho Securities USA, Inc.	6/1/2010	1251 Ave. of the Americas 33rd Floor New York, NY 10020	(212) 209-9338	Member	Agency
MKM Partners, LLC	8/3/2009	1 Sound Shore Drive Suite 300 Greenwich, CT 06830	(203) 987-4005	Member	Agency
MND Partners, Inc.	11/11/2008	40 Wall Street 34th Floor New York, NY 10005	(212) 742-1741	Member	Agency
Monadnock Capital Management, LP	5/15/2009	1900 Market Street Suite 616 Philadelphia, PA 19103	(215) 405-7280	Member	Proprietary / Market Maker
Montecito Advisors, Inc.	5/16/2011	2015 State Street Suite B Santa Barbara, CA 93105	(805) 682-1484	Member	Proprietary
Morgan Keegan & Company, Inc.	10/23/2008	Morgan Keegan Tower 50 North Front Street Memphis, TN 38106	(901) 579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley & Co., Inc.)	10/23/2008	1585 Broadway New York, NY 10036	(212) 761-9324	Member	Full Service
MP Capital, LP	1/2/2009	41 University Dr. Suite 400 Newton, PA 18940	(917) 748-7643	Member	Proprietary
MPS Global Securities, LLC	5/3/2010	90 Park Ave. 5th Floor New York, NY 10016	(212) 331-6583	Member	Proprietary
MYD Market, Inc.	2/1/2010	608 Fifth Avenue Suite 203 New York, NY 10020	(212) 424-2101	Member	Agency
Nasdaq Execution Services, LLC	8/19/2008	165 Broadway New York, NY 10006	(212) 231-5177	Member	Exchange
Nasdasq Options Services, LLC	2/1/2010	165 Broadway 51st Floor New York, NY 10006	(212) 401-8970	Member	Exchange
National Financial Services, LLC	8/18/2008	200 Seaport Blvd. Boston, MA 02210	(201) 915-8264	Member	Retail / Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
National Securities Corporation	7/1/2009	1001 Fourth Ave. Suite 2200 Seattle, WA 98154	(212) 417-3636	Member	Agency
NDX Trading, Inc.	9/15/2008	3433 Broadway Street NE Suite 290 Minneapolis, MN 55413	(612) 331-8225	Member	Market Maker
Needham & Company, LLC	10/23/2008	445 Park Avenue New York, NY 10022	(212) 371-8411	Member	Market Maker
Newedge USA, LLC (formerly Fimat USA)	10/23/2008	630 Fifth Avenue Suite 500 New York, NY 10111	(646) 557-8387	Member	Full Service
Nomura Securities International, Inc.	10/23/2008	2 World Financial Center Building B New York, NY 10281	(212) 667-9131	Member	Institutional
North Moore Trading, LLC	6/1/2009	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	8/18/2008	181 W Madison 14th Floor Chicago, IL 60603	(312) 630-6045	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street Suite 2000 Minneapolis, MN 55402	((612) 851-5934	Member	Proprietary
Novel Capital Management Software, LLC	4/1/2009	2741 Parkview Drive Hallandale, FL 33069	(508) 332-4093	Sponsored Participant	Hedge Fund
OBD Securities, LLC	9/1/2011	150 N. Michigan Avenue Suite 3700 Chicago, IL 60601	(312) 768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	(914) 833-1800	Member	Agency
OCTEG, LLC	8/18/2008	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 334-4748	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	601 S. LaSalle St. 3rd Floor Chicago, IL 60605	(617) 642-6120	Member	Proprietary
OM Securities, LLC	9/15/2011	10 S. Riverside Plaza Suite 2050 Chicago, IL 60606	(312) 253-4173	Member	Agency
Oppenheimer & Co., Inc.	10/23/2008	125 Broad Street New York, NY 10004	(212) 668-8152	Member	Agency
optionsXpress, Inc.	6/15/2010	311 West Monroe Suite 1000 Chicago, IL 60606	(312) 630-3300	Member	Retail
Optiver US, LLC	6/15/2009	130 E. Randolph St. Suite 1300 Chicago, IL 60601	(312) 821-9263	Member	Proprietary / Market Maker
OTA, LLC	8/18/2008	1 Manhattanville Road Purchase, NY 10577	(914) 460-4071	Member	Institutional
OTR Global Trading, LLC	12/15/2008	One Manhattanville Road Purchase, NY 10577	(914) 460-4099	Member	Institutional
Parhelion, Ltd.	9/1/2011	Governors Square Grand Cayman, Cayman Islands KY1-1206	(646) 808-0390	Sponsored Participant	Proprietary
PDQ ATS, Inc.	10/15/2008	2624 Patriot Blvd Glenview, IL 60026	(224) 521-2494	Member	ATS
PEAK6 Capital Management, LLC	11/3/2008	141 W. Jackson Blvd Chicago, IL 60604	(312) 362-2401	Sponsored Participant	Market Maker
Penserra Securities, LLC	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	(212) 607-3190	Member	Agency
Penson Financial Services, Inc.	10/15/2008	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1217	Member	Agency
Pershing, LLC	8/18/2008	One Pershing Place Jersey City, NJ 07399	(201) 413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	11/3/2008	4700 Falls Neuse Suite 390 Raleigh, NC 27609	(919) 850-0888	Member	Agency
Piper Jaffray & Co.	10/15/2008	800 Nicollet Mall Minneapolis, MN 55402	(612) 303-2211	Member	Market Maker
Platform Leviathan Fund, LP	11/1/2011	2711 Centerville Road Suite 400 Wilmington, DE 19808	(203) 302-9755	Sponsored Participant	Proprietary
Pragma Securities, LLC	10/15/2010	360 Park Ave. South 20th Floor New York, NY 10010	(212) 617-9781	Member	Institutional / Agency
Primary Capital, LLC	3/1/2010	80 Wall Street 5th Floor New York, NY 10006	(212) 300-0060	Member	Agency
Q1 Partners, LP	7/1/2010	c/o Quantlab Capital Management, Ltd. 4200 Montrose Blvd	713-333-5445	Sponsored Participant	Proprietary
Qtrade Capital Partners, LLC	9/1/2010	240-244 North Avenue West Suite 301 Westfield, NJ 07090	(908) 232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	10/3/2011	30 Montgomery Street Jersey City, NJ 07302	(646) 214-5608	Member	Clearing Firm
Quantlab Securities, LP	8/18/2008	4200 Montrose Blvd Suite 450 Houston, TX 77006	(713) 333-3704	Member	Proprietary
Quantlab Trading Partners, LP	7/1/2010	c/o Quantlab Capital Management, Ltd. 4200 Montrose Blvd	713-333-5445	Sponsored Participant	Proprietary
Quantum Edge Derivatives Trading, LLC	9/15/2011	370 Lexington Avenue Suite 308 New York, NY 10017	(646) 490-9779	Member	Proprietary
Quiet Light Securities, LLC	8/29/2008	141 West Jackson Blvd Suite 2020a Chicago, IL 60604	(312) 229-4195	Member	Proprietary
Rackson Asset Management, LLC	10/1/2009	2000 Broadway Suite 22C New York, NY 10023	(212) 724-2567	Sponsored Participant	Proprietary
Rafferty Capital Markets, LLC	6/1/2010	59 Hilton Avenue Garden City, NY 11530	(646) 572-3583	Member	Agency
Rainier Investment Management, Inc.	1/4/2010	601 Union Street Suite 2801 Seattle, WA 98101	(206) 518-6658	Sponsored Participant	Hedge Fund
Raven Securities Corp.	6/1/2009	c/o Accounting & Compliance International 40 Wall Street	(212) 952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	9/18/2008	One Liberty Plaza New York, NY 10006	(612) 373-1680	Member	Market Maker
Red Cedar Trading, LLC	4/2/2012	207 Trailwood Lane Northbrook, IL 60062	(847) 571-2865	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Redburn Partners (USA), LP	5/15/2009	565 5th Avenue 22nd Floor New York, NY 10017	(212) 803-7303	Member	Agency
RenCap Securities, Inc.	11/17/2008	780 3rd Avenue 15th Floor New York, NY 10017	(212) 824-1097	Member	Agency
RF Lafferty & Co., Inc.	8/18/2008	80 Broad Street 26th Floor New York, NY 10004	(212) 293-9090	Member	Agency
RGM Securities, LLC	8/3/2009	221 West 6th Street Suite 2030 Austin, TX 78701	(512) 807-5302	Member	Proprietary
River Cross Securities, LLLP	5/1/2009	401 City Avenue Bala Cynwyd, PA 19004	(610) 747-2333	Member	ATS
RJL Capital Group, LLC	5/15/2012	2 Teleport Drive Suite 107 Staten Island, NY 10311	(718) 303-6000	Member	Agency
Robert W. Baird & Co., Incorporated	10/23/2008	777 E Wisconsin Avenue 25th Floor Milwaukee, WI 53202	(414) 765-3910	Member	Market Maker
Rochdale Securities, LLC	8/18/2008	750 East Main Street 7th Floor Stamford, CT 06902	(212) 588-3400	Member	Agency
Rodman & Renshaw, LLC	10/17/2011	1251 Avenue of the Americas 20th Floor New York, NY 10020	(201) 680-7376	Member	Market Maker
Ronin Capital, LLC	5/15/2012	350 North Orleans Street Suite 2N Chicago, IL 60654	(312) 244-5284	Member	Market Maker
Ronin Capital, LLC	8/17/2009	230 S. LaSalle Suite 400 Chicago, IL 60604	(312) 244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	8/18/2008	20 Broad Street 26th Floor New York, NY 10005	(212) 943-5225	Member	Agency
Roth Capital Partners, LLC	8/18/2008	24 Corporate Plaza Newport Beach, CA 92660	(949) 720-5708	Member	Market Maker
RW Pressprich & Co. (formerly RW Pressprich & Co., Inc.)	2/17/2009	520 Madison Avenue 28th Floor New York, NY 10022	(212) 832-6254	Member	Agency
S Goldman Capital, LLC	12/1/2008	641 Lexington Avenue 18th Floor New York, NY 10022	(212) 404-5732	Member	Agency
SAC Capital Advisors, LP (formerly SAC Capital Advisors, LLC)	10/23/2008	72 Cummings Point Road Stamford, CT 06902	(203) 890-2275	Sponsored Participant	Hedge Fund
Samurai Trading, LLC	7/1/2009	515 Madison Avenue Suite 5 West New York, NY 10022	(212) 935-9835	Member	Market Maker with Options business
Sanford C. Bernstein & Co, LLC	9/10/2008	1345 Ave of the Americas New York, NY 10105	(212) 823-2896	Member	Agency
Santander Investment Securities, Inc.	4/15/2009	45 E. 53rd Street New York, NY 10022	(212) 350-3659	Member	Institutional
Scotia Capital (USA), Inc.	3/2/2009	1 Liberty Plaza 165 Broadway New York, NY 10006	(212) 225-6705	Member	Institutional
Scottrade, Inc.	6/1/2010	12800 Corporate Hill Drive St. Louis, MO 63131	(314) 965-1555 ext 6402	Member	Retail
Scout Trading, LLC	4/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	(646-783-7001	Member	Proprietary
Scout Trading, LLC	8/3/2009	13 Harrison Street Unit 1 New York, NY 10013	(646) 807-8269	Sponsored Participant	Proprietary
Seven Points Capital, LLC	8/18/2008	845 Third Avenue 6th Floor New York, NY 10021	(212) 760-0760	Member	Agency
SG Americas Securities, LLC	9/17/2008	1221 Ave of the Americas New York, NY 10020	(212) 278-5232	Member	Proprietary
Shoreline Trading Group, LLC	8/18/2008	120 Broadway 20th floor New York, NY 10271	(310) 536-8672	Member	Agency
Simplex Investments, LLC	6/1/2012	526 W. Van Buren Suite 1300 Chicago, IL 60607	(312) 360-2447	Sponsored Participant	Market Maker
SJ Levinson & Sons, LLC	8/18/2008	2700 Westchester Ave. Suite 109 Purchase, NY 10577	(914) 220-1654	Member	Agency
Sloan Securities Corp.	4/15/2010	2 Executive Drive Fort Lee, NJ 07024	(201) 592-9900	Member	Agency
SMF Trading, Inc	8/18/2008	125 Maiden Land Suite 134 New York, NY 10038	(212) 509-1985	Member	Agency
Solowey & Co.	10/23/2008	6801 SW 101 Street Miami, FL 33156	(305) 668-3389	Member	Market Maker
Southwest Securities, Inc.	10/23/2008	1201 Elm Street Suite 3500 Dallas, TX 75270	(214) 859-5125	Member	Agency
SpeedRoute, LLC (formerly ISERoute, LLC)	7/15/2011	744 Broad Street 23rd Floor Newark, NJ 07102	(855) 773-3310	Member	Routing Broker-Dealer
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	(917) 388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	12/15/2008	73 Front St. Hamilton Bermuda HMCX	(212) 219-6063	Sponsored Participant	Hedge Fund
Spot Trading, LLC	6/1/2012	440 South LaSalle Street Suite 2800 Chicago, IL 60605	(312) 362-4569	Member	Proprietary
Starpoint Securities, LC	3/2/2009	9401 Nall Avenue Suite 200 Prairie Village, KS 66207	(913) 642-6613	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	One Lincoln Street Boston, MA 02111	(617) 664-4809	Member	Full Service
Stifel, Nicolaus & Company, Incorporated	8/18/2008	100 Light Street Baltimore, MD 21202	(410) 454-4086	Member	Agency
Stock USA Execution Services, Inc.	6/5/2012	1717 Route 5 Carmel, NY 10512	(312) 371-8920	Sponsored Participant	Agency
Stock USA Execution Services, Inc. (formerly Stock USA Investments)	8/18/2008	1717 Route 6 Carmel, NY 10541	(845) 531-2631	Member	Agency
Stratus International Management	7/2/2012	17 Battery Place Suite 204 New York, NY 10005	(212) 991-9480	Sponsored Participant	Proprietary
Stratus Master Limited	8/2/2010	6-8 Boulevard Haussmann Paris, France 75009	33 1 49 49 59 15	Sponsored Participant	Proprietary

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Strike Technologies, LLC	10/23/2008	10 Semaphore Road East Hampton, NY 11937	(212) 659-3915	Sponsored Participant	Proprietary
Stuart Frankel & Co., Incorporated	8/18/2008	220 East 42nd Street 29th Floor New York, NY 10017	(212) 943-8788	Member	Agency
Sun Trading, LLC	8/18/2008	440 S LaSalle Street Chicago, IL 60605	(312) 924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	8/18/2008	5 Marine View Plaza Ste. 102 Hoboken, NJ 07030	(201) 356-1488	Member	Agency
Surge Trading, Inc.	8/3/2009	885 Third Ave. 18th Floor New York, NY 10022	(212) 230-2417	Member	Market Maker
Susquehanna Capital Group	9/3/2008	401 City Ave Suite 220 Bala Cynwyd, PA 19004	(610) 617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	9/3/2008	401 City Ave Suite 220 Bala Cynwyd, PA 19004	(610) 617-2999	Member	Institutional / Agency
T3 Trading Group, LLC	4/16/2012	1 State Street Plaza 10th Floor New York, NY 10004	(646) 454-3593	Sponsored Participant	Proprietary
Talon Trading, LLC	9/6/2008	213 W Institute Suite 703 Chicago, IL 60610	(312) 337-3712	Sponsored Participant	Proprietary
TD Ameritrade Clearing, Inc.	5/3/2011	1005 N. Ameritrade Place Bellevue, NE 68128	(402) 970-5271	Member	Agency
Telsey Advisory Group, LLC	1/24/2011	535 Fifth Avenue 12th Floor New York, NY 10017	(212) 584-4628	Member	Agency
Tewksbury Investment Fund, Ltd.	10/23/2008	3 Times Square New York, NY 10036	(212) 310-7076	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20 Church Street 4th Floor	(610) 971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	73 Front Street 3rd Floor Hamilton, Bermuda HM 12	(610) 971-5000	Sponsored Participant	Proprietary
The Gaussian Group, LLC	11/3/2008	2 Rector Street, 3rd Floor New York, NY 10006	(212) 659-3886	Member	Proprietary
The Griswold Company, Incorporated	10/23/2008	55 Broadway 27th Floor New York, NY 10006	(212) 509-0600	Member	Agency
The PrinceRidge Group, LLC	8/2/2010	623 Fifth Avenue 19th Floor New York, NY 10022	(646) 792-5601	Member	Proprietary
The Vertical Trading Group, LLC	8/17/2009	417 5th Avenue 6th Floor New York, NY 10016	(212) 430-3552	Member	Agency
The Williams Capital Group, LP	6/16/2009	650 Fifth Avenue 11th Floor New York, NY 10019	(212) 830-4559	Member	Agency
Themis Trading, LLC	8/18/2008	10 Town Square Suite 100 Chatham, NJ 07928	(866) 384-3647	Member	Agency
Think Trade, LLC	2/1/2010	2053 San Elijo Avenue Cardiff by the Sea, CA 92007	(760) 452-2451	Sponsored Participant	Proprietary
Timber Hill, LLC	2/16/2010	1 Pickwick Plaza Greenwich, CT 06830	(203) 618-5806	Member	Market Maker
Title Securities, Inc. (formerly Direct Access Brokerage Services, Inc.)	1/15/2009	39 S. LaSalle Suite 424 Chicago, IL 60603	(312) 296-9598	Member	Retail
Track Data Securities Corp.	9/10/2008	95 Rockwell Place Brooklyn, NY 11217	(718) 923-3091	Member	ATS
Tradebot Systems, Inc.	8/18/2008	320 Armour Rd Suite 210 North Kansas City, MO 64116	(816) 285-6403	Member	Proprietary
Tradebot Systems, Inc.	4/5/2012	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	(816) 285-6434	Sponsored Participant	Proprietary
Tradestation Securities, Inc.	8/18/2008	8050 SW 10th Street Suite 2000 Plantation, FL 33324	(954) 652-7856	Member	Market Maker
Tradevue, LLC	10/15/2008	4425 Alexander Dr Suite 200 Alpharetta, GA 30022	(678) 339-3400	Sponsored Participant	Proprietary
Tradeworx Epsilon, LLC	3/1/2010	90 Broad Street 17th Floor New York, NY 10004	(732) 450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	2/2/2009	54 Broad Street Suite 200 Red Bank, NJ 07701	(732) 450-8402	Sponsored Participant	Proprietary
Tradition Asiel Securities, Inc.	8/18/2008	75 Park Place 4th Floor New York, NY 10007	(212) 791-4500	Member	Agency
TRC Helepolis, Ltd. (formerly RTS Trading, Ltd.)	12/11/2009	377 Broadway 11th Floor New York, NY 10013	(646) 472-1792	Sponsored Participant	Proprietary
Trinity Capital Research, LLC dba Quantum Edge Group, LLC (formerly Trinity Capital Research, LLC)	6/1/2011	370 Lexington Avenue New York, NY 10168	(845) 893-7209	Sponsored Participant	Proprietary
Tripoint Global Equities, LLC	6/15/2011	17 State Street Suite 2000 New York, NY 10004	(917) 512-0822	Member	Proprietary
Tudor, Pickering, Holt & Co. Securities, Inc.	8/18/2008	Heritage Plaza 1111 Bagby, Suite 5000 Houston, TX 77002	(713) 333-2976	Member	Agency
Two Sigma Investments, LLC	9/1/2009	379 Broadway 5th Floor New York, NY 10012	(212) 775-6678	Sponsored Participant	Proprietary
Two Sigma Partners Master Fund, Ltd.	3/2/2009	379 W. Broadway New York, NY 10012	(212) 775-6678	Sponsored Participant	Proprietary
Two Sigma Securities, LLC	10/1/2009	375 W. Broadway New York, NY 10012	(646) 292-6643	Member	Proprietary
Two Sigma Securities, LLC	7/1/2009	375 W. Broadway 4th Floor New York, NY 10012	(646) 292-6643	Sponsored Participant	Proprietary
TWS Financial, LLC	8/18/2008	1101 Pennsylvania Ave. Suite 600 Washington DC 20004	(800) 776-1018	Member	Agency
Tydall Trading, LLC	10/15/2010	2125 Windward Way Suite 206 Vero Beach, FL 32963	(908) 310-8090	Sponsored Participant	Proprietary
UBS Securities, LLC	10/15/2008	677 Washington Blvd 6th Floor Stamford, CT 06901	(203) 719-3275	Member	Full Service
Vandham Securities Corp.	8/18/2008	50 Tice Blvd. Woodcliff, NJ 07677	(201) 782-3300	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Viewtrade Securities, Inc.	8/18/2008	525 Washington Blvd. Jersey City, NJ 07310	(561) 620-0306	Member	Agency
Virtu Financial BD, LLC	11/17/2008	645 Madison Avenue 16th Floor New York, NY 10022	(212) 418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	8/18/2008	9242 Beverly Blvd Suite 300 Beverly Hills, CA 90210	(310) 651-9757	Member	Proprietary
Vision Financial Markets, LLC	4/1/2009	4 High Ridge Park Suite 100 Stamford, CT 06905	(203) 388-2675	Member	Retail
Volant Liquidity, LLC	4/15/2011	7 World Trade Center Suite 3301 New York, NY 10007	(646) 484-3005	Member	Proprietary
Vtrader Pro, LLC	6/1/2009	220 Bush Street Suite 950 San Francisco, CA 94104	(775) 843-3444	Member	Proprietary / Market Maker
Wall Street Access	11/3/2008	17 Battery Pl. 11th Floor New York, NY 10004	(212) 232-5602	Member	Agency
Walleye Trading, LLC	12/1/2008	14601 27th Avenue North Suite 102 Plymouth, MN 55447	(952) 345-5226	Member	Market Maker
Wang Investment Associates, Inc.	1/18/2011	250 W. 57th Street Suite 1632 New York, NY 10107	(212) 425-9264	Member	Agency
Wedbush Securities, Inc. (formerly Wedbush Morgan Securities, Inc.)	8/18/2008	1000 Wilshire Blvd Los Angeles, CA 90017	(213) 688-4575	Member	Market Maker
Weeden & Co, LP	8/26/2008	145 Mason Street Greenwich, CT 06830	(203) 861-7600	Member	Full Service
Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC)	8/18/2008	375 Park Avenue New York, NY 10152	(212) 214-6458	Member	Agency
Western International Securities, Inc.	8/18/2008	70 South Lake Avenue 7th Floor Pasadena, CA 91101	(626) 710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	140 Broadway 38th Floor New York, NY 10005	(646) 651-4380	Member	Proprietary
Williams Trading, LLC	10/23/2008	860 Canal Street 3rd Floor Stamford, CT 06902	(203) 353-7635	Member	Agency
Wolverine Execution Services LLC	8/18/2008	175 West Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3736	Member	Market Maker
Wolverine Trading, LLC	10/3/2011	175 W. Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3753	Member	Proprietary / Market Maker
WR Hambrecht and Co., LLC	4/1/2010	Pier 1, Bay 3 San Francisco, CA 94111	(415) 551-8642	Member	Online discount brokerage firm
Xambala Capital, LLC	2/15/2012	640 W. California Avenue Suite 220 Sunnyvale, CA 94086	(408) 990-1942	Member	Proprietary
XR Securities, LLC (formerly RhoBD, LLC)	1/15/2009	550 W. Jackson Blvd. Suite 1000 Chicago, IL 60661	312-244-4672	Member	Proprietary